Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 14, 2024

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL ENSIGN ENERGY

SERVICES INC. COMMON SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has acquired, through its insurance company subsidiaries, 271,100 common shares (“Common Shares”) of Ensign Energy Services Inc. (“Ensign”) at a price of C$2.4238 per Common Share for an aggregate purchase price of approximately C$657,092.18 through the facilities of the Toronto Stock Exchange (the “Share Purchase”).

The Share Purchase represents approximately 0.15% of the issued and outstanding Common Shares of Ensign and brings Fairfax’s total holdings, through its insurance subsidiaries, of such securities to 33,406,386 Common Shares (or approximately 18.19% of all Common Shares). Immediately prior to the Share Purchase, Fairfax, through its insurance company subsidiaries, beneficially owned and controlled 33,135,286 Common Shares, representing approximately 18.04% of the issued and outstanding Common Shares of Ensign.

The Common Shares are being acquired by Fairfax for investment purposes and in the future, it may discuss with management and/or the board of directors any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Ensign, in such manner as it deems advisable to benefit from changes in market prices of Ensign securities, publicly disclosed changes in the operations of Ensign, its business strategy or prospects or from a material transaction of Ensign, and it will also consider the availability of funds, evaluation of alternative investments and other factors.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR+ at www.sedarplus.ca or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below.

Ensign’s head and registered office is located at 601-130 Bloor Street West, Toronto, Ontario, M5S 1N5.

Fairfax is a corporation continued under the Canada Business Corporations Act and is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact: John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946